+1 617 526 6000 (t)

+1 617 526 5000 (f)

April 7, 2016

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Katherine Wray

Ji Shin

Re:                             Sonus Networks, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2016

File No. 001-34115

Ladies and Gentlemen:

On behalf of Sonus Networks, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 30, 2016 (the “Comment Letter”), relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

These responses are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the heading used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Proposal 3—APPROVAL OF A STOCK OPTION EXCHANGE PROGRAM, page 30

1.                                      If the Stock Option Exchange Program is set forth in a written document, please file a copy with the revised preliminary proxy statement.  See Item 12(e) of Schedule 14A.

Response:  The Stock Option Exchange Program is not yet set forth in a written document.  As disclosed in the Preliminary Proxy Statement, upon commencement of the Stock Option Exchange Program, the Company will file the Offer to Exchange with the Commission as part of a tender offer statement on Schedule TO.

2.                                      Please revise to include or incorporate by reference the financial information required by Item 13(a) of Schedule 14A, or advise us why you believe you are not required to do so.  Please refer to Item 12(f) of Schedule 14A.

Response:  The Company considered the disclosure requirements of Item 12 of Schedule 14A at the time of filing the Preliminary Proxy Statement and believes it has complied with such requirements.  Specifically, with respect to the requirements of Item 13(a) of Schedule 14A, the

Company has not included the financial information referred to in such item in reliance on Instruction 1 to Item 13 to Schedule 14A because, for the reasons set forth below, the Company does not believe such information is material for the exercise of prudent judgment in regard to the Stock Option Exchange Program.

First, the Stock Option Exchange Program would be conducted by the Company for compensatory purposes and does not involve the kinds of matters covered by Item 12 of Schedule 14A for which the financial and other information required under Item 13 of Schedule 14A would be material for the exercise of prudent judgment by the Company’s stockholders in deciding how to vote on the matter.  In this regard, the Company does not believe that the Stock Option Exchange Program presents the “usual case” in which financial information would be material (as contemplated by the second sentence of Instruction 1 to Item 13) because the Company is not authorizing or issuing senior securities and, as recognized by the Commission in the Division of Corporation Finance’s Exemptive Order, dated March 21, 2001, entitled “Issuer Exchange Offers Conducted for Compensatory Purposes,” exchange offers for employee stock options are inherently different than, and do not raise the same concerns as, traditional exchange offers.  The Company does not view the Stock Option Exchange Program as materially different than a proposal to amend its stock incentive plan to permit a repricing of underwater options or a proposal to increase the number of shares available for issuance under its stock incentive plan, neither of which actions would require inclusion of financial statements.

Second, as disclosed in the Preliminary Proxy Statement, the Stock Option Exchange Program is designed to avoid any additional compensation charge and will not otherwise effect a material change to the Company’s financial statements.

Finally, although the Company reached the conclusion that the information required by Item 13(a) of Schedule 14A is not material (as contemplated by Instruction 1 to Item 13), we note that because the Stock Option Exchange Program is being presented to stockholders at the Company’s annual meeting, the Company’s 2015 Annual Report on Form 10-K, which includes the Company’s financial statements, will be mailed to stockholders with the Definitive Proxy Statement on Schedule 14A, and any interested stockholder will therefore have easy access to such information.

For these reasons, the Company does not believe that the inclusion or incorporation by reference of the Company’s historical financial statements in the Preliminary Proxy Statement is required.

Submitted herewith is a separate letter from the Company acknowledging the matters referenced in the three bullet points referred to on page 2 of the Comment Letter.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6833 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Jonathan Wolfman
Jonathan Wolfman

cc:        Raymond P. Dolan

Mark T. Greenquist

Jeffrey M. Snider